FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                         For the month of February, 2008


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ K. VAN DER GRAAF
                                                         By  K. VAN DER GRAAF
                                                             DIRECTOR



                                                        /S/ R. KUGLER
                                                        By  R. KUGLER
                                                            DIRECTOR


Date: 28 February, 2008

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                           EXHIBIT INDEX
                           -------------

EXHIBIT NUMBER             EXHIBIT DESCRIPTION

99                         Notice to Euronext, Amsterdam dated 28 February 2008
                           BOARD CHANGES AT UNILEVER

Exhibit 99



                           BOARD CHANGES AT UNILEVER

Unilever today announced a number of changes to simplify further its structure and better align its organisation in support of the company's growth agenda.

Building on the success of its One Unilever programme the company now intends to go further by combining Home & Personal Care and Foods into a single category structure.

To reflect the company's strategic focus on growth in developing markets, Central & Eastern Europe will in future be managed within an enlarged region comprising Asia, Africa and Central & Eastern Europe.


Western Europe will become a standalone region.

Simultaneously, a number of Unilever Board and senior executive changes are also being announced.

Kees van der Graaf will retire from the Boards of Unilever and from his role as President Europe at the Annual General Meetings on 14th and 15th May 2008 after a Unilever career spanning 32 years. Ralph Kugler, President Home & Personal Care, will similarly step down at the Annual General Meetings after 29 years service.

Harish Manwani, currently President Asia Africa, will lead the new expanded region. Doug Baillie will join the Unilever Executive as President of Western Europe, having previously been Chief Executive Officer of Hindustan Unilever.

The roles of President Home & Personal Care and President Foods will be merged under the leadership of Vindi Banga, currently President Foods.

Patrick Cescau, Group Chief Executive said: "These measures build naturally on the changes of recent years and give us an organisational structure even better placed to advance our growth agenda. At the same time, I want to express my deep appreciation to Kees and Ralph for the significant contribution they have made over long and distinguished careers. They have been fine colleagues and can be proud of their achievements. We welcome Doug Baillie onto the Unilever Executive following the outstanding contribution he has made to the business, most recently at Hindustan Unilever".

Michael Treschow, Chairman of Unilever, said: "We thank Kees and Ralph for all they have done for us both as executives and as members of the Unilever Board and we wish them well."

Also at the AGMs in May, James A Lawrence, currently Chief Financial Officer, will be proposed for election as an executive director of Unilever. This change will mean that the Unilever Board will be composed of two executive directors and 11 non executives. Jim joined Unilever as CFO in September 2007. He is currently a non-executive director of British Airways PLC and Avnet, Inc.

Unilever requires all Directors to offer themselves for re-election at the AGMs each year.

Accordingly, in addition to James Lawrence, the following directors will be offering themselves for re-election:

Patrick Cescau, Genevieve Berger, Leon Brittan, Wim Dik, Charles Golden, Byron Grote, Narayana Murthy, Hixonia Nyasulu, David Simon, Kees Storm, Michael Treschow, Jeroen van der Veer.


                                     -ends-



28th February, 2008



About Unilever

Unilever's mission is to add vitality to life. We meet everyday needs for nutrition, hygiene and personal care with brands that help people feel good, look good and get more out of life.

Unilever is one of the world's leading suppliers of fast moving consumer goods with strong local roots in more than 100 countries across the globe. Its portfolio includes some of the world's best known and most loved brands including twelve EUR1 billion brands and global leadership in many categories in which the company operates. The portfolio features brand icons such as Flora, Bertolli, Dove, Lux, Pond's, Lynx, Sunsilk, Persil, Cif and Domestos.

Unilever has around 179,000 employees in approaching 100 countries and generated annual sales of EUR40 billion in 2006. For more information about Unilever and its brands, visit www.unilever.com.





SAFE HARBOUR STATEMENT:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of
the Boards.   Further details of potential risks and uncertainties affecting the
Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.